

NEWS RELEASE

FOR IMMEDIATE RELEASE

May 10, 2010

CAPITOL FEDERAL FINANCIAL
REPORTS SECOND QUARTER 2010 RESULTS

Topeka, KS - Capitol Federal Financial (NASDAQ: CFFN) (the "Company") announced results today for the quarter ended March 31, 2010. Detailed results of the quarter are available in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, which will be filed with the Securities and Exchange Commission today and posted on our website, http://ir.capfed.com/sec.cfm.

Public share information is not calculated in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Highlights for the quarter include:

- net income of $14.7 million,

- diluted earnings per common share of $0.20,

- diluted earnings per public share of $0.70,

- dividends paid of $0.50 per public share,

- equity to total assets ratio of 11.1% at March 31, 2010,

- tangible equity to assets ratio of 10.0% at March 31, 2010 for Capitol Federal Savings Bank (the "Bank"), and

- non-performing loans to total loans ratio of 0.63% at March 31, 2010.

On April 20, 2010, the board of directors declared a $0.50 per public share dividend to stockholders of record as of May 7, 2010, payable on May 21, 2010.

On May 5, 2010, the Company announced that it has adopted a plan to reorganize from a two-tier mutual holding company to a full stock holding company and undertake a "second-step" offering of additional shares of common stock. As part of the reorganization, Capitol Federal Savings Bank will become a wholly owned subsidiary of a newly formed stock corporation, Capitol Federal Financial, Inc. The currently outstanding shares of the common stock of the mid-tier holding company, including shares held by the general public, employee stock benefit plans and Capitol Federal Foundation, but excluding shares held by Capitol Federal Savings Bank MHC, will be converted into shares of common stock in Capitol Federal Financial, Inc. using an exchange ratio designed to preserve current percentage ownership interests. Shares owned by Capitol Federal Savings Bank MHC will be retired, and new shares representing that ownership interest will be offered and sold to the Bank's eligible depositors and borrowers, the Bank's tax-qualified employee benefit plans and members of the general public as set forth in the Plan of Conversion and Reorganization.

Results of Operations for the Quarter Ended March 31, 2010

Net income for the quarter ended March 31, 2010 was $14.7 million compared to $18.1 million for the same period in the prior fiscal year. This decrease between periods was primarily a result of a decrease in interest and dividend income of $10.6 million, an increase in other expense of $1.1 million, and an increase in the provision for loan losses of $1.1 million, partially offset by a decrease in interest expense of $7.4 million and a decrease in income tax expense of $2.3 million. The net interest margin decreased 21 basis points from 2.30% for the March 31, 2009 quarter to 2.09% for the March 31, 2010 quarter. The decrease in the net interest margin was primarily due to a decrease in the yield on the mortgage loan and securities portfolios.

Total interest and dividend income for the current quarter was $93.7 million compared to $104.3 million for the prior year quarter. The $10.6 million decrease was primarily a result of decreases in interest income on loans receivable of $7.1 million and mortgage-backed securities ("MBS") of $6.5 million due to decreases in the average yield and average balance of both portfolios, partially offset by an increase in interest income on investment securities of $2.8 million due to an increase in the average balance of the investment securities portfolio.

Interest expense decreased $7.5 million to $51.0 million for the current quarter from $58.5 million for the prior year quarter. The decrease in interest expense was primarily due to a decrease of $4.9 million in interest expense on deposits due to a decrease in the average rate paid on the entire deposit portfolio and a $2.4 million decrease in interest expense on Federal Home Loan Bank ("FHLB") advances due to the refinance of $875.0 million of FHLB advances during the second and third quarters of fiscal year 2009.

The Bank recorded a provision for loan losses of $3.2 million during the current quarter, compared to a provision of $2.1 million for the quarter ended March 31, 2009. The $1.1 million increase is related to the increase in certain factors in our general valuation allowance model, primarily on purchased loans, and to the establishment of specific valuation allowances, also primarily on purchased loans. The increase in certain loss factors in our general valuation allowance model reflects the risk inherent in our loan portfolio due to decreases in real estate values in certain geographic regions where the Bank has purchased loans, continued weakened economic conditions and the elevated level of unemployment. The increase in specific valuation allowances was primarily due to the increase in non-performing loans and loan-charge-offs within our purchased loan portfolio.

Results of Operations for the Six Months Ended March 31, 2010

Net income for the six months ended March 31, 2010 was $35.6 million compared to $34.0 million for the same period in the prior fiscal year. This increase was a result of an increase in other income of $6.1 million, an increase in net interest income of $457 thousand, and a decrease in income tax expense of $431 thousand, partially offset by an increase in the provision for loan losses of $3.7 million and an increase in other expenses of $1.7 million.

Total interest and dividend income for the six months ended March 31, 2010 was $192.6 million compared to $209.6 million for the six months ended March 31, 2009. The $17.0 million decrease was primarily a result of decreases in interest income on MBS of $12.1 million due to a decrease in the average balance and yield of the portfolio and loans receivable of $9.3 million due to a decrease in the average balance, partially offset by an increase in interest income on investment securities of $4.0 million primarily a result of an increase in the average balance.

Interest expense decreased $17.4 million to $105.1 million for the current six month period from $122.5 million for the prior year period. The decrease in interest expense was primarily due to a $9.6 million decrease in interest expense on deposits due to the portfolios repricing to lower market rates and $7.1

million decrease in interest expense on FHLB advances due primarily to the refinance of $875.0 million of FHLB advances during the second and third quarters of fiscal year 2009.

The Bank recorded a provision for loan losses of $6.3 million during the current six month period, compared to a provision of $2.7 million for the six months ended March 31, 2009. The $6.3 million provision for loan losses is composed of $4.7 million primarily related to the increase in certain loss factors in our general valuation allowance model, primarily on purchased loans, and $1.6 million related to establishing specific valuation allowances, also primarily on purchased loans. For additional information regarding the increase in the loss factors in our general valuation allowance model and the establishment of specific valuation allowances, see the discussion above of the results of operations for the quarter ended March 31, 2010.

Total other income was $19.7 million for the current six month period compared to $13.6 million for the prior year period. The $6.1 million increase was due primarily to the gain on the sale of trading MBS in conjunction with the loan swap transaction during the December 31, 2009 quarter.

Total other expenses for the six months ended March 31, 2010 were $45.9 million, compared to $44.2 million in the prior year period. The $1.7 million increase was due primarily to an increase in federal deposit insurance premium of $3.3 million, partially offset by a decrease in other expenses, net of $1.1 million related to an impairment and valuation allowance taken on the mortgage-servicing rights asset in the prior year period. The increase in federal insurance premium was a result of an increase in the regular quarterly deposit insurance premiums.

Financial Condition as of March 31, 2010

Total assets increased $81.8 million from $8.40 billion at September 30, 2009 to $8.49 billion at March 31, 2010, due primarily to growth in the deposit portfolio, which was used to fund investment security purchases. Additionally, the proceeds from the sale of the trading MBS in the first quarter in conjunction with the loan swap transaction were primarily reinvested into investment securities. The weighted average life of the investment securities purchased during fiscal year 2010 was approximately one year at the time of purchase. If market rates were to rise, the short-term nature of these securities may allow management the opportunity to reinvest the maturing funds at a higher yield.

The balance of our non-performing loans, which are primarily one- to four-family loans, increased $3.1 million from $30.9 million at September 30, 2009 to $34.0 million at March 31, 2010. The balance of non-performing loans continues to remain at historically high levels due to the continued elevated level of unemployment coupled with the decline in real estate values, particularly in some of the states in which we have purchased loans. Despite the current economic operating environment and some deterioration in our purchased loan portfolio, the overall credit quality of our loan portfolio continues to compare favorably to the industry and our peers. Our ratio of non-performing loans to total loans increased from 0.55% at September 30, 2009 to 0.63% at March 31, 2010. At March 31, 2010, our allowance for loan losses was $14.7 million or 0.27% of the total loan portfolio and 43% of total non-performing loans. This compares with an allowance for loan losses of $10.2 million or 0.18% of the total loan portfolio and 33% of total non-performing loans as of September 30, 2009.

Stockholders' equity increased $4.8 million, from $941.3 million at September 30, 2009 to $946.1 million at March 31, 2010. The increase was due to net income of $35.6 million during fiscal year 2010, partially offset by dividend payments of $27.4 million during the fiscal year and a decrease in accumulated other comprehensive income of $3.1 million since September 30, 2009.

Consistent with our goal to operate a sound and profitable financial organization, we actively seek to maintain a "well-capitalized" status in accordance with regulatory standards. As of March 31, 2010, the Bank exceeded all capital requirements of the OTS. The following table presents the Bank's regulatory capital ratios at March 31, 2010 based upon regulatory guidelines.

	Bank Ratios	Regulatory Requirement For "Well-Capitalized" Status
Tangible equity	10.0%	N/A
Tier 1 (core) capital	10.0%	5.0%
Tier 1 (core) risk-based capital	23.6%	6.0%
Total risk-based capital	23.9%	10.0%

A reconciliation of the Bank's equity under GAAP to regulatory capital amounts as of March 31, 2010 is as follows (dollars in thousands):

Total equity as reported under GAAP	$ 873,053
Unrealized gains on AFS securities	(30,765)
Other	(427)
Total tangible and core capital	841,861
ALLL [1]	10,204
Total risk based capital	$ 852,065

[1]This amount represents the general valuation allowances calculated using the formula analysis. Specific valuation allowances are netted against the related loan balance on the Thrift Financial Report and are therefore not included in this amount.

Management's Discussion of Dividends

We strive to enhance stockholder value while maintaining a strong capital position. We continue to provide returns to stockholders through our dividend payments. On April 20, 2010, the board of directors declared a dividend of $0.50 per share which will be paid on May 21, 2010 to stockholders of record as of May 7, 2010. Due to Capitol Federal Savings Bank MHC's ("MHC") waiver of dividends, the dividend of $0.50 per share will be paid only on public shares, except as needed for continuing operations of MHC.

Our cash dividend payout policy is continually reviewed by management and the board of directors. Dividend payments depend upon a number of factors, including the Company's financial condition and results of operations, the Bank's regulatory capital requirements, regulatory limitations on the Bank's ability to make capital distributions to the Company, the amount of cash at the holding company and the continued waiver of dividends by MHC. It is expected that MHC will continue to waive future dividends, subject to regulatory limitations, except to the extent dividends are needed to fund its continuing operations. At March 31, 2010, Capitol Federal Financial, at the holding company level, had $114.5 million in deposit accounts held at the Bank, available to further the Company's general corporate and capital management strategies, which could include the payment of dividends.

The Company currently has a relatively unique corporate structure; therefore, reporting of certain information under GAAP is not necessarily reflective of the process considered by the board of directors in connection with its dividend policy. The earnings per share amounts in the following table are presented in accordance with GAAP. Included in the GAAP earnings per share calculations are the average shares held by MHC.

The following is a reconciliation of the basic and diluted earnings per share calculations.

	For the Three Months Ended March 31,		For the Six Months Ended March 31,	
	2010	2009	2010	2009
	(in thousands, except share and per share data)			
Net income[1]	$ 14,655	$ 18,132	$ 35,635	$ 33,984
Average common shares outstanding	73,162,850	73,062,516	73,215,056	73,062,425
Average committed employee stock ownership plan shares outstanding	50,970	50,970	25,482	25,482
Total basic average common shares outstanding	73,213,820	73,113,486	73,240,538	73,087,907
Effect of dilutive recognition and retention plan ("RRP") shares	2,585	4,269	3,985	6,535
Effect of dilutive stock options	26,070	57,074	19,275	73,628
Total diluted average common shares outstanding	73,242,475	73,174,829	73,263,798	73,168,070
Net earnings per share:				
Basic	$ 0.20	$ 0.25	$ 0.49	$ 0.46
Diluted	$ 0.20	$ 0.25	$ 0.49	$ 0.46

[1] Net income available to participating securities (unvested RRP shares) was inconsequential for the three and six month periods ending March 31, 2010 and March 31, 2009.

Because of the waiver of dividends by MHC, the inclusion of shares held by MHC understates earnings per share available to be paid out through dividends to the Company's public stockholders. The following table is presented to provide a better understanding of the information the board of directors reviews when considering the amount of dividends to declare. The table presents basic and diluted earnings per share, excluding shares held by MHC from the earnings per share calculation. **The following information is not presented in accordance with GAAP.**

	Three Months Ended March 31,		Six Months Ended March 31,	
	2010	2009	2010	2009
	(Dollars in thousands, except per share amounts)			
Net income[1]	$ 14,655	$ 18,132	$ 35,635	$ 33,984
Total basic average common shares outstanding	73,213,820	73,113,486	73,240,538	73,087,907
Average shares held by MHC	(52,192,817)	(52,192,817)	(52,192,817)	(52,192,817)
Total adjusted basic average shares held by public stockholders	21,021,003	20,920,669	21,047,721	20,895,090
Effect of dilutive RRP shares	2,585	4,269	3,985	6,535
Effect of dilutive stock options	26,070	57,074	19,275	73,628
Total adjusted diluted average shares held by public stockholders	21,049,658	20,982,012	21,070,981	20,975,253
Net earnings per share, available to public stockholders:				
Basic	$ 0.70	$ 0.87	$ 1.69	$ 1.63
Diluted	$ 0.70	$ 0.86	$ 1.69	$ 1.62

[1] Net income available to participating securities (unvested RRP shares) was inconsequential for the three and six month periods ending March 31, 2010 and March 31, 2009.

The following table shows the number of shares eligible to receive dividends at March 31, 2010. MHC has waived its right to dividends, except as needed for continuing operations.

Total voting shares outstanding at September 30, 2009	74,099,355
Treasury stock acquisitions	(130,368)
RRP grants	5,000
Options exercised	9,091
Total voting shares outstanding at March 31, 2010	73,983,078
Unvested shares in ESOP	(806,556)
Shares held by MHC	(52,192,817)
Total public shares at March 31, 2010	20,983,705

This news release is not an offer to sell or the solicitation of an offer to buy common stock, which is made only pursuant to a prospectus, nor shall there be any sale of common stock in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the securities laws of any such state.

Capitol Federal Financial is the holding company for Capitol Federal Savings Bank. Capitol Federal Savings Bank has 45 branch locations in Kansas and Missouri, ten of which are in-store branches. Capitol Federal Savings Bank employs 686 full time equivalent employees in the operation of its business and is one of the largest residential lenders in the State of Kansas.

News and other information about the Company can be found on the Internet at the Bank's website, http://www.capfed.com.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies and other governmental initiatives affecting the financial services industry, fluctuations in interest rates, demand for loans in the Company's market area, the future earnings and capital levels of Capitol Federal Savings Bank, which would affect the ability of the Capitol Federal Financial to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in Capitol Federal Financial's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent Capitol Federal Financial's judgment as of the date of this release. Capitol Federal Financial disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:

Jim Wempe	Kent Townsend
Vice President,	Executive Vice President and
Investor Relations	Chief Financial Officer
700 S Kansas Ave.	700 S Kansas Ave.
Topeka, KS 66603	Topeka, KS 66603
(785) 270-6055	(785) 231-6360
jwempe@capfed.com	ktownsend@capfed.com